# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zicix Corp, CIK 0001465311
CUSIP: 98953T206
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 215-W. Bandera Road #114-459, Boerne, Texas (TX), 78006
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0002093739
Persons authorized to receive notices and communications: LO Wai Lin, 215-W. Bandera Road #114-459, Boerne, Texas (TX), 78006, 852 3703 9249

## Reporting persons
- LO Wai Lin (CIK 0002093739): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 10,557,936; shared voting power 0; sole dispositive power 10,557,936; shared dispositive power 0; aggregate amount beneficially owned 10,577,936 (83.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Zicix Corp
Address of issuer's principal executive offices: 215-W. Bandera Road #114-459, Boerne, Texas (TX), 78006

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by LO Wai Lin (the "Reporting Person").
Residence or business address: The address of the principal business of the Reporting Person is c/o Zicix Corporation, 1901, The World Trade Centre, 280 Gloucester Road, Causeway Bay, Hong Kong, China.
Present principal occupation or employment: The Reporting Person's principal occupation is serving as the Chief Financial Officer and Director of the Company.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 7, 2024, The William A. Petty Living Trust ("Seller") and Lo Wai Lin ("Purchaser") entered into that certain Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Seller agreed to sell, and Purchaser agreed to purchase, 100,000,000 shares of Series A Preferred Stock (the "Preferred A Shares") of Zicix Corporation, a Nevada corporation (the "Company") (representing 10,000 shares of Preferred A Shares o n a post Reverse Split basis). Each share of the Series A Preferred Stock is convertible into 1000 shares of common stock, and holders of the Series A Preferred Stock are entitled to vote together with holders of the Common Stock on all matters submitted to a vote of the Common Stock holders. The sale and purchase transaction closed on June 15, 2024. As a result, a change in control of the Company occurred with the Purchaser becoming the controlling shareholder of the Corporation.

In connection with the Stock Purchase Agreement, the Seller also transferred to ten parties debt represented by that certain 8% Convertible Promissory Note dated April 1, 2024, in the principal amount of $313,839 (the "Transferred Note"), which was convertible into a total of 11,623,555,666 shares of the Company's common stock (representing a per share conversion price of $0.000027), which transfer was made in accordance with the terms of ten (10) separate Debt Purchase and Assignment Agreements (the "Assignment Agreements"). Mr. Lo Wai Lin was one of the ten purchasers of such debt and received 557,936 shares of the common stock upon conversion of such debt.

The foregoing description of the Stock Purchase Agreement between Seller and Purchaser is qualified in its entirety by the terms of the Stock Purchase Agreement attached hereto and incorporated herein as Exhibit 10.1 to that certain Registration Statement on Form 10 filed with the Securities and Exchange Commission on October 14, 2025.

On October 9, 2025, the Company effectuated a 1:10,000 reverse stock split whereby each 10,000 shares of common stock were reduced into one share. In connection with such reverse stock split, all 100,000,000 shares of the Preferred A Shares were reduced to 10,000 shares of Preferred A Shares.

On October 17, 2025, the Purchaser converted all shares of the Preferred A Shares into 10,000,000 shares of common stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The acquisition by the Reporting Person of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Person intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

As a director, executive officer and significant stockholder in the Company, the Reporting Person may vote his shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company and or to obtain working capital through the private placement of securities of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

Additional Disclosure

Except as set forth above in this statement, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles and Memorandum of Association or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used herein are calculated based upon 12,715,111 shares of the Company's Common Stock outstanding as of October 22, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person is the direct owner of 10,557,936 shares of the Company's Common Stock, representing approximately 83.03% of the outstanding shares of Ordinary Shares (collectively, the "Shares"). The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares.
Transactions in the class effected during the past sixty days: The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosures set forth in Items 3 and 4 hereinabove is hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to such agreement, which is filed as Exhibit 10.1 to that certain Registration Statement on Form 10 filed with the Securities and Exchange Commission on October 14, 2025.

## Signatures
- LO Wai Lin: /s/ Lo Wai Lin, Lo Wai Lin/Chief Financial Officer (11/12/2025)